FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of March 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura to Announce Fourth Quarter and Full Year Operating Results on April 28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 28, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura to Announce Fourth Quarter and Full Year

Operating Results on April 28

Tokyo, March 28, 2011—Nomura Holdings, Inc. plans to announce its operating results for the fourth quarter and full fiscal year ending March 31, 2011, at 3:00pm in Tokyo on April 28. Financial statements and presentation materials will be available on the Nomura Holdings website (www.nomura.com) shortly after the announcement.

Nomura will also hold a briefing on the firm’s financial results from 5:00pm Tokyo time. A live audio webcast of the briefing can be accessed via www.nomura.com.

Ends

For further information please contact:

Name	Company	Telephone
Joey Wu Keiko Sugai	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.